UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024
Commission File Number: 001-35627

MANCHESTER UNITED PLC

(Translation of registrant’s name into English)

Old Trafford

Manchester M16 0RA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

CLUB STATEMENT

Erik ten Hag has left his role as Manchester United men’s first-team manager.

Erik was appointed in April 2022 and led the club to two domestic trophies, winning the Carabao Cup in 2023 and the FA Cup in 2024.

We are grateful to Erik for everything he has done during his time with us and wish him well for the future.

Ruud van Nistelrooy will take charge of the team as interim head coach, supported by the current coaching team, whilst a permanent head coach is recruited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2024

MANCHESTER UNITED PLC

By:	/s/ Roger Bell
Name:	Roger Bell
Title:	Chief Financial Officer